United States
Securities and Exchange Commission
Washington, D.C. 20549

FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

March 15, 2017

COCA-COLA EUROPEAN PARTNERS PLC

Bakers Road
Uxbridge, UB8 1EZ, United Kingdom
(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
(Check One) Form 20-F ☒ Form 40-F D ☐
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))
(Check One) Yes ☐ No ☒
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))
(Check One) Yes ☐ No ☒

March 15, 2017

COCA-COLA EUROPEAN PARTNERS TO WEBCAST
FOURTH-QUARTER AND FULL-YEAR 2016 EARNINGS CONFERENCE CALL;
WILL PRESENT AT CAGE CONFERENCE

LONDON, 15 March 2017 - Coca-Cola European Partners plc (CCEP) (ticker symbol: CCE) will release fourth-quarter and full-year 2016 earnings at 11:30 GMT, 12:30 CET, and 7:30 a.m. EDT on Tuesday, 21 March 2017.

A conference call discussing these results will be webcast live through the company’s website, www.ccep.com, at 14:00 GMT, 15:00 CET, and 10:00 a.m. EDT. A replay of the presentation will be available later that day.

A copy of the company’s news release will be available through the website on the home page and under the Investors section.

CCEP also announced today that Chief Executive Officer Damian Gammell and Chief Financial Officer Nik Jhangiani will present at the Consumer Analyst Group of Europe (CAGE) Conference in London on Wednesday, 22 March 2017, at 14:15 GMT, 15:15 CET, and 10:15 a.m. EDT.

The public can access the presentation live via webcast through the company’s website at www.ccep.com.

CONTACTS:

Investor Relations                     Media Relations
Thor Erickson                         Ros Hunt
T +1.678.260.3110                     T +44.7528.251.022

ABOUT CCEP
Coca-Cola European Partners plc (CCEP) is a leading consumer packaged goods company in Europe, producing, distributing and marketing an extensive range of nonalcoholic ready-to-drink beverages and is the world’s largest independent Coca-Cola bottler based on revenue. Coca-Cola European Partners serves a consumer population of over 300 million across Western Europe, including Andorra, Belgium, continental France, Germany, Great Britain, Iceland, Luxembourg, Monaco, the Netherlands, Norway, Portugal, Spain, and Sweden. The company is listed on Euronext Amsterdam, the New York Stock Exchange, Euronext London, and on the Spanish stock exchanges, and trades under the symbol CCE. For more information about CCEP, please visit www.ccep.com and follow CCEP on Twitter at @CocaColaEP.

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SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

COCA-COLA EUROPEAN PARTNERS PLC
(Registrant)
March 15, 2017	By:	/s/ Clare Wardle
	Name:	Clare Wardle
	Title:	General Counsel & Company Secretary

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